FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: September 2, 2009

Exhibit 99.1

China Medical Technologies Reports FY2008 Fourth Fiscal Quarter and Full Year

Unaudited Financial Results

Beijing, China, September 1, 2009 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products, today announced its unaudited financial results for the fourth fiscal quarter (“4Q FY2008”) and the full fiscal year ended March 31, 2009 (“FY2008”).

4Q FY2008 Highlights

•	Revenues from continuing operations increased by 37.3% year-over-year to RMB248.6 million (US$36.4 million).

•	Income from continuing operations increased by 8.6% year-over-year to RMB56.3 million (US$8.2 million).

•	Net income decreased by 46.5% year-over-year to RMB56.3 million (US$8.2 million).

•	Non-GAAP income from continuing operations, as defined below, increased by 48.5% year-over-year to RMB120.0 million (US$17.6 million).

•	Diluted earnings from continuing operations per ADS* was RMB2.14 (US$0.31).

•	Non-GAAP diluted earnings from continuing operations per ADS*, as defined below, increased by 49.0% year-over-year to RMB4.56 (US$0.67).

FY2008 Highlights

•	Revenues from continuing operations increased by 51.6% year-over-year to RMB830.0 million (US$121.5 million) which was within our targeted range of RMB825.0 million to RMB838.0 million.

•	Loss from continuing operations was RMB2.1 million (US$0.3 million) including a charge of RMB244.9 million (US$35.8 million) for acquired in-process research and development (“IPR&D”).

•	Net income decreased by 21.2% year-over-year to RMB256.2 million (US$37.5 million).

•

Non-GAAP income from continuing operations, as defined below, increased by 80.9% year-over-year to RMB419.6 million (US$61.4 million) which was within our targeted range of RMB410.0 million to RMB420.0 million.

•	Diluted loss from continuing operations per ADS* was RMB0.08 (US$0.01).

•	Non-GAAP diluted earnings from continuing operations per ADS*, as defined below, were RMB15.97 (US$2.34) which exceeded the high end of our targeted range of RMB15.13.

•	Annual cash dividend of US$0.55 per ADS* for FY2008 was declared which increased by 10.0% as compared to annual cash dividend of US$0.5 per ADS last year.

*	One American Depositary Share (“ADS”) = 10 ordinary shares

See “Non-GAAP Measure Disclosures” below, where the impact of certain items on reported results is discussed.

“In FY2008, we achieved significant operational milestones,” commented Mr. Xiaodong Wu, Chairman and Chief Executive Officer of the Company. “We continue to believe that China IVD market is significantly under-developed and under-penetrated. We are confident in our positioning as an advanced in-vitro diagnostic company in China to capture the enormous growth potentials in this business segment over the next 10 years. We also maintain our steady dividend policy to reward our shareholders despite challenging circumstances.”

4Q FY2008 Unaudited Financial Results

The Company reported revenues from continuing operations of RMB248.6 million (US$36.4 million) for 4Q FY2008, representing a 37.3% increase from the corresponding period of FY2007.

The Company’s revenues from continuing operations are currently generated from two product lines, ECLIA diagnostic systems and FISH diagnostic systems.

ECLIA system sales for 4Q FY2008 were RMB139.0 million (US$20.3 million), representing a 23.9% increase from the corresponding period of FY2007. The year-over-year growth in the ECLIA system sales was primarily due to the increasing utilization of the Company’s ECLIA analyzers by hospitals as well as the expanded installed base of the analyzers which resulted in increased sales of ECLIA reagent kits.

FISH system sales for 4Q FY2008 were RMB109.6 million (US$16.0 million), representing a 59.3% increase from the corresponding period of FY2007. The strong year-over-year growth in the FISH system sales was primarily due to significant increase in sales of FISH probes to hospitals as a result of increase in new hospital customers and the increased usage of the Company’s FISH probes by existing hospital customers.

Gross margin increased to 75.8% for 4Q FY2008 from 58.6% for the corresponding period of FY2007. The increase in gross margin was primarily due to the change in revenue mix where almost all revenues were generated from recurring sales of higher margin ECLIA reagent kits and FISH probes in 4Q FY2008.

Research and development expenses were RMB10.7 million (US$1.6 million) for 4Q FY2008, representing a 70.4% year-over-year increase. The increase was primarily due to the development of new ECLIA reagent kits and FISH probes.

Sales and marketing expenses were RMB13.6 million (US$2.0 million) for 4Q FY2008, representing a 97.4% year-over-year increase. The increase was primarily due to the continued expansion of the direct sales force for FISH system sales, increased product promotional activities as well as cost of the ECLIA analyzers provided free of charge to customers.

General and administrative expenses were RMB48.1 million (US$7.0 million) for 4Q FY2008, representing a significant year-over-year increase. The increase was primarily due to the increased headcount associated with the expansion of the Company’s operations, an increase in stock compensation expense arising from a restricted stock grant in June 2008 and amortization of acquired intangible assets in connection with the acquisition of the SPR technology in December 2008.

Interest expense of convertible notes was RMB27.8 million (US$4.1 million) for 4Q FY2008, representing a significant year-over-year increase. The increase was primarily due to the issuance of US$276.0 million convertible notes in August 2008. The Company’s outstanding convertible notes of US$150.0 million and US$276.0 million bear interest at 3.5% and 4.0% per annum, respectively and will mature in November 2011 and August 2013, respectively.

Interest expense of amortization of convertible notes issuance costs of RMB4.6 million (US$0.7 million) for 4Q FY2008, representing a significant year-over-year increase. The increase was primarily due to the issuance of US$276.0 million convertible notes in August 2008.

Other interest expense of RMB0.8 million (US$0.1 million) for 4Q FY2008 was primarily due to the present value discounting of other payable of US$10 million for the final payment of the FISH acquisition in March 2009.

Income tax expense was RMB32.1 million (US$4.7 million) for 4Q FY2008. The high effective tax rate was primarily due to certain expenses of the Company such as amortization of acquired intangible assets, stock compensation expense and interest expense of convertible notes were not deductible for income tax computation in the PRC and the accrual for withholding income tax on distributable earnings in the PRC.

Income from continuing operations was RMB56.3 million (US$8.2 million) for 4Q FY2008, representing a 8.6% increase from the corresponding period of FY2007.

Net income was RMB56.3 million (US$8.2 million) for 4Q FY2008, representing a 46.5% decrease from the corresponding period of FY2007.

Non-GAAP income from continuing operations excluding stock compensation expense, amortization of acquired intangible assets and acquired IPR&D charge was RMB120.0 million (US$17.6 million) for 4Q FY2008, representing a 48.5% increase from the corresponding period of FY2007.

Stock compensation expense for 4Q FY2008 was RMB13.9 million (US$2.0 million), of which RMB2.3 million was allocated to research and development expenses and RMB11.6 million to general and administrative expenses.

Amortization of acquired intangible assets for 4Q FY2008 was RMB49.8 million (US$7.3 million), of which RMB22.4 million was allocated to cost of revenues and RMB27.4 million to general and administrative expenses.

As of March 31, 2009, the Company’s cash balance was RMB1,456.4 million (US$213.1 million).

As of March 31, 2009, the Company’s net accounts receivable was RMB343.0 million (US$50.2 million), representing an increase of 20.7% from the balance at December 31, 2008.

FY2008 Unaudited Financial Results

Revenues from continuing operations were RMB830.0 million (US$121.5 million) for FY2008, representing a 51.6% year-over-year increase. The targeted revenues from continuing operations for FY2008 ranged from RMB825.0 million to RMB838.0 million.

ECLIA system sales for FY2008 were RMB504.7 million (US$73.9 million), representing a 32.6% year-over-year increase. FISH system sales for FY2008 were RMB325.3 million (US$47.6 million), representing a 94.9% year-over-year increase.

Gross margin increased to 73.6% for FY2008 as compared to 55.2% for FY2007 primarily due to similar reasons for 4Q FY2008.

Research and development expenses were RMB31.5 million (US$4.6 million) for FY2008, representing a 55.5% year-over-year increase. The increase was primarily due to the development of new ECLIA reagent kits and FISH probes.

Acquired IPR&D charge was RMB244.9 million (US$35.8 million) which related to the acquisition of SPR technology in December 2008.

Sales and marketing expenses were RMB56.0 million (US$8.2 million) for FY2008, representing a significant year-over-year increase. This increase was primarily due to the continued expansion of the direct sales force for FISH system sales, increased product promotional activities as well as the cost of the ECLIA analyzers provided free of charge to customers.

General and administrative expenses were RMB137.8 million (US$20.2 million) for FY2008, representing a significant year-over-year increase. The increase was primarily due to an increase in headcount to meet the expansion of the Company’s operations, an increase in stock compensation expense arising from a restricted stock grant in June 2008 and amortization of acquired intangible assets in connection with the acquisition of the SPR technology in December 2008.

Interest expense of convertible notes was RMB83.2 million (US$12.2 million) for FY2008, representing a significant year-over-year increase. The increase was primarily due to the issuance of US$276.0 million convertible notes in August 2008.

Interest expense of amortization of convertible notes issuance costs of RMB14.4 million (US$2.1 million) for FY2008, representing a significant year-over-year increase. The increase was primarily due to the issuance of US$276.0 million convertible notes in August 2008.

Other interest expense of RMB4.2 million (US$0.6 million) for FY2008 was primarily due to the present value discounting of other payable of US$10.0 million for the final payment of the FISH acquisition which was paid in March 2009.

Income tax expense was RMB73.0 million (US$10.7 million) for FY2008. The high effective tax rate was primarily due to certain expenses of the Company such as the charge related to acquired IPR&D, amortization of acquired intangible assets, stock compensation expense and interest expense of convertible notes were not deductible for income tax computation in the PRC and the accrual for withholding income tax on distributable earnings in the PRC.

Loss from continuing operations was RMB2.1 million (US$0.3 million) for FY2008, including a charge of RMB244.9 million (US$35.8 million) for acquired IPR&D for the acquisition of the SPR technology in December 2008.

Income from discontinued operation was RMB258.2 million (US$37.8 million) for FY2008, representing a 28.6% year-over-year increase, primarily due to a one-time gain of RMB137.2 million (US$20.1 million) from the sale of the HIFU business in December 2008. A portion of this gain amounting to RMB106.2 million (US$15.5 million) has been deferred in accordance with GAAP because of the subsequent event described in the section headed, “Recent Development on the Sale of the HIFU Business” below.

Net income was RMB256.2 million (US$37.5 million) for FY2008, representing a 21.2% year-over-year decrease.

Non-GAAP income from continuing operations excluding stock compensation expense, amortization of acquired intangible assets and acquired IPR&D charge was RMB419.6 million (US$61.4 million) for FY2008, representing a 80.9% year-over-year increase. The targeted adjusted income from continuing operations for FY2008 ranged from RMB410.0 million to RMB420.0 million.

Stock compensation expense for FY2008 was RMB50.2 million (US$7.3 million), of which RMB8.2 million was allocated to research and development expenses and RMB42.0 million to general and administrative expenses.

Amortization of acquired intangible assets for FY2008 was RMB126.6 million (US18.5 million), of which RMB90.1 million was allocated to cost of revenues and RMB36.5 million to general and administrative expenses.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB6.8329 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of Tuesday, March 31, 2009.

Annual Cash Dividend

The Board of Directors has declared an annual cash dividend on its ordinary shares of US$0.055 per share, equivalent to US$0.55 per ADS based on the Company’s unaudited net income for FY2008. The cash dividend will be paid on or around October 28, 2009 to shareholders of record as of September 30, 2009.

Outlook

Please refer to the section “Outlook for 2Q FY2009” in the earnings announcement for FY2009 First Fiscal Quarter.

Recent Development on the Sale of the HIFU Business

In June 2009, the Company received a letter from Chengxuan International Ltd. (“Chengxuan”), the buyer of the HIFU Business and a major shareholder of the Company in connection with a notice issued by the State Food and Drug Administration (“the SFDA”) in April 2009. The notice from the SFDA required the submission of new clinical trial data for the renewal application of the registration certificate for the HIFU system for the further evaluation of the renewal application and did not permit the sale of the HIFU system starting from April 2009 until the approval of the renewal application. The Company recently received another letter from Chengxuan which updated their ongoing discussion with the SFDA about the requirements for the new clinical trial data for the HIFU system, Chengxuan’s loss of revenues due to the unexpected prohibition on selling the HIFU system since April 2009 and their indication of seeking maximum compensation of approximately US$15.5 million. The Company has established a special committee comprising two independent directors to evaluate and handle the related matters with Chengxuan and the special committee has engaged legal counsel to advise on Chengxuan’s request for compensation. Due to this subsequent event and the uncertainty of the outcome, the Company has reduced the gain on the sale of the HIFU Business recorded in December 2008 by deferring approximately US$15.5 million of the gain in accordance with GAAP. This accounting treatment does not indicate any agreement of the Company to Chengxuan’s request for compensation. The Company seeks to come up with a fair and acceptable solution to both parties. As such, the outcome may be different from the current estimate, and accordingly the amounts that are recorded in our consolidated financial statements for the year ended March 31, 2009 to be included in our annual report on Form 20-F, might be lower than US$15.5 million.

Non-GAAP Measure Disclosures

To supplement its consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses non-GAAP measures of income from continuing operations and earnings from continuing operations per ADS, which are adjusted from the results based on GAAP to exclude the impact of stock compensation expense, amortization of acquired intangible assets and acquired IPR&D charge. Non-GAAP financial measures are used by the Company in their financial and operating decision-making because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparison. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company’s management also believes the non-GAAP financial measures are useful for itself and investors because it makes more meaningful comparisons of the Company’s current results of operations to those of prior periods.

The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this earnings announcement.

Conference Call

The Company’s management team will host a conference call at 8:00a.m. U.S. Eastern Time on September 1, 2009 (or 8:00p.m. Beijing/Hong Kong time on the same date) to discuss the results following this earnings announcement.

The dial-in details for the live conference call are as follows:

•	U.S. Toll Free Number 1-800-291-9234

•	International dial-in number 1-617-614-3923

Passcode CMEDCALL

A live webcast of the conference call will be available on http://ir.chinameditech.com.

A replay of this webcast will be available for one month on this website.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00a.m. U.S. Eastern Time on September 2, 2009.

The dial-in details for the replay are as follows:

•	U.S. Toll Free Number 1-888-286-8010

•	International dial in numbers 1-617-801-6888

Passcode 92901366

About China Medical Technologies, Inc.

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products using Enhanced Chemiluminescence (ECLIA) technology, Fluorescent in situ Hybridization (FISH) technology and Surface Plasmon Resonance (SPR) technology to detect and monitor various diseases and disorders. For more information, please visit http://www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Sam Tsang and Winnie Yam

Tel: 852-2511-9808

Email: IR@chinameditech.com

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of
	March 31, 2008	December 31, 2008	March 31, 2009
	RMB	RMB	RMB	US$
		As adjusted (2)
	(in thousands)
Assets
Current assets
Cash and cash equivalents	682,679	1,943,588	1,456,410	213,147
Trade accounts receivable, net	289,751	284,262	343,037	50,204
Inventories	27,834	28,029	16,932	2,478
Prepayments and other receivables	27,845	27,908	20,425	2,989
Due from a related party	—	204,675	204,987	30,000

Total current assets	1,028,109	2,488,462	2,041,791	298,818

Property, plant and equipment, net	164,499	161,801	169,422	24,795
Land use rights	7,430	7,287	7,239	1,059
Goodwill	8,654	8,654	8,654	1,267
Intangible assets, net (1)	1,541,793	3,532,442	3,487,474	510,394
Prepayments and other receivables	154,264	—	—	—
Convertible notes issuance costs	27,055	73,131	68,596	10,039

Total assets	2,931,804	6,271,777	5,783,176	846,372

Liabilities
Current liabilities
Trade accounts payable	48,040	21,160	27,863	4,078
Accrued liabilities and other payables (2)	238,580	1,572,275	999,083	146,217
Income taxes payable	69,499	82,908	77,112	11,285

Total current liabilities	356,119	1,676,343	1,104,058	161,580

Convertible notes	1,051,800	2,906,385	2,910,815	426,000
Deferred income taxes	1,124	21,657	29,898	4,375

Total liabilities	1,409,043	4,604,385	4,044,771	591,955

Shareholders’ equity
Ordinary shares US$0.1 par value: 500,000,000 authorized; 274, 066,661 issued and outstanding as of March 31, 2008, 321,066,661 issued and outstanding as of December 31, 2008 and March 31, 2009	225,473	257,738	257,738	37,720
Additional paid-in capital	526,264	530,259	544,178	79,641
Accumulated other comprehensive loss	(48,046)	(52,766)	(51,946)	(7,602)
Retained earnings (1) (2)	819,070	932,161	988,435	144,658

Total shareholders’ equity	1,522,761	1,667,392	1,738,405	254,417

Total liabilities and shareholders’ equity	2,931,804	6,271,777	5,783,176	846,372

Notes:

(1)	The Company has performed a preliminary purchase price allocation after the completion of the SPR acquisition in December 2008. The Company will finalize the purchase price allocation as soon as practicable.
(2)	Due to the subsequent event described in the section “Recent Development on the Sale of the HIFU Business” above, a portion of the gain on disposal from HIFU business was deferred in accordance with GAAP based on the Company’s estimate of maximum compensation.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended				For the Years Ended
	March 31, 2008	December 31, 2008	March 31, 2009		March 31, 2008	March 31, 2009
	RMB	RMB	RMB	US$	RMB	RMB	US$
		As adjusted (2)
	(in thousands except for per ADS information)
Revenues, net (1)	181,048	225,296	248,635	36,388	547,421	829,950	121,464
Cost of revenues	(74,886)	(55,818)	(60,206)	(8,811)	(245,437)	(219,337)	(32,100)

Gross profit	106,162	169,478	188,429	27,577	301,984	610,613	89,364
Operating expenses:
Research and development	(6,262)	(8,304)	(10,670)	(1,562)	(20,231)	(31,450)	(4,603)
Acquired in-process research and development (3)	(672)	(244,872)	—	—	(672)	(244,872)	(35,837)
Sales and marketing	(6,884)	(14,565)	(13,591)	(1,989)	(22,012)	(55,956)	(8,189)
General and administrative (3)	(15,522)	(38,115)	(48,085)	(7,037)	(70,939)	(137,839)	(20,173)

Total operating expenses	(29,340)	(305,856)	(72,346)	(10,588)	(113,854)	(470,117)	(68,802)

Operating income (loss)	76,822	(136,378)	116,083	16,989	188,130	140,496	20,562
Other income	—	—	—	—	100	—	—
Interest income	5,034	12,448	5,608	821	28,650	32,354	4,735
Interest expense – convertible notes	(9,396)	(27,856)	(27,840)	(4,075)	(39,149)	(83,238)	(12,182)
Interest expense – amortization of convertible notes issuance costs	(1,905)	(4,652)	(4,649)	(680)	(7,937)	(14,387)	(2,105)
Interest expense – other	(1,299)	(1,165)	(785)	(115)	(5,229)	(4,240)	(621)

Income (loss) before income tax	69,256	(157,603)	88,417	12,940	164,565	70,985	10,389
Income tax expense	(17,457)	(13,915)	(32,143)	(4,704)	(40,193)	(73,042)	(10,690)

Income (loss) from continuing operations	51,799	(171,518)	56,274	8,236	124,372	(2,057)	(301)
Income from discontinued operation (2)	53,414	173,422	—	—	200,850	258,231	37,792

Net income	105,213	1,904	56,274	8,236	325,222	256,174	37,491

Earnings (loss) from continuing operations per ADS – basic	1.97	(6.54)	2.14	0.31	4.74	(0.08)	(0.01)

– diluted (4)	1.96	(6.54)	2.14	0.31	4.72	(0.08)	(0.01)

Earnings from discontinued operation per ADS – basic	2.04	6.61	N/A	N/A	7.66	9.83	1.44

– diluted (4)	2.02	6.61	N/A	N/A	7.62	9.83	1.44

Weighted average number of ADS – basic	26,242,974	26,242,974	26,287,974	26,287,974	26,221,900	26,277,629	26,277,629

– diluted (4)	26,407,370	26,242,974	26,347,906	26,347,906	26,346,462	26,277,629	26,277,629

Notes:

	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
(1) Revenues, net
- ECLIA	112,221	131,782	138,995	20,342	380,520	504,655	73,857
- FISH	68,827	93,514	109,640	16,046	166,901	325,295	47,607

	181,048	225,296	248,635	36,388	547,421	829,950	121,464

	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
(2) Income from discontinued operation
- Revenue from HIFU business	103,171	85,364	—	—	368,317	246,588	36,088

- Income from HIFU business	53,414	36,271	—	—	200,850	121,080	17,720

- Gain on disposal of HIFU business	—	137,151	—	—	—	137,151	20,072

Due to the subsequent event described in the section “Recent Development on the Sale of the HIFU Business” above, a portion of the gain on disposal from HIFU business was deferred in accordance with GAAP based on the Company’s estimate of maximum compensation.

(3)	The Company has performed a preliminary purchase price allocation after the completion of the SPR acquisition in December 2008. The Company will finalize the purchase price allocation as soon as practicable.

(4)	In computing diluted earnings from continuing operations per ADS, interest expense and amortization in connection with convertible notes were not added back in computing diluted earnings from continuing operations per ADS because they were anti-dilutive.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Years Ended
	March 31, 2008	March 31, 2009
	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	463,334	490,758	71,823

Net cash used in investing activities	(831,551)	(1,467,195)	(214,725)

Net cash (used in) provided by financing activities	(86,149)	1,751,297	256,303

Effect of foreign currency exchange rate change on cash	(36,595)	(1,129)	(165)

Net (decrease) increase in cash and cash equivalents	(490,961)	773,731	113,236
Cash and cash equivalents:
At beginning of year	1,173,640	682,679	99,911

At end of year	682,679	1,456,410	213,147

China Medical Technologies, Inc.

Reconciliations of Non-GAAP Income from Continuing Operations to GAAP

Income from Continuing Operations

	For the Three Months Ended				For the Years Ended
	March 31, 2008	December 31, 2008	March 31, 2009		March 31, 2008	March 31, 2009
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except for per ADS information)
GAAP income (loss) from continuing operations	51,799	(171,518)	56,274	8,236	124,372	(2,057)	(301)
Adjustments:
Stock compensation expense	4,669	14,486	13,919	2,037	16,660	50,179	7,344
Amortization of acquired intangible assets (1)	23,700	31,586	49,823	7,292	90,233	126,588	18,526
Acquired in-process research and development (1)	672	244,872	—	—	672	244,872	35,837

Non-GAAP income from continuing operations	80,840	119,426	120,016	17,565	231,937	419,582	61,406

GAAP earnings (loss) from continuing operations per ADS
- basic	1.97	(6.54)	2.14	0.31	4.74	(0.08)	(0.01)

- diluted	1.96	(6.54)	2.14	0.31	4.72	(0.08)	(0.01)

Non-GAAP earnings from continuing operations per ADS
- basic	3.08	4.55	4.57	0.67	8.85	15.97	2.34

- diluted (2)	3.06	4.55	4.56	0.67	8.80	15.97	2.34

Weighted average number of ADS
- basic	26,242,974	26,242,974	26,287,974	26,287,974	26,221,900	26,277,629	26,277,629

- diluted (2)	26,407,370	26,242,974	26,347,906	26,347,906	26,346,462	26,277,629	26,277,629

Notes:

(1)	The Company has performed a preliminary purchase price allocation after the completion of the SPR acquisition in December 2008. The Company will finalize the purchase price allocation as soon as practicable.
(2)	In computing diluted non-GAAP earnings from continuing operations per ADS, interest expense and amortization in connection with convertible notes were not added back in computing diluted non-GAAP earnings from continuing operations per ADS because they were anti-dilutive.

Exhibit 99.2

China Medical Technologies Reports FY2009 First Fiscal Quarter Unaudited Financial Results

Beijing, China, September 1, 2009 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products, today announced its unaudited financial results for the first fiscal quarter ended June 30, 2009 (“1Q FY2009”). The Company’s 2009 fiscal year ends on March 31, 2010 (“FY2009”).

1Q FY2009 Highlights

•	Revenues from continuing operations increased by 28.9% year-over-year to RMB209.0 million (US$30.6 million).

•	Income from continuing operations decreased by 92.8% year-over-year to RMB2.9 million (US$0.4 million).

•	Net income decreased by 96.0% year-over-year to RMB2.9 million (US$0.4 million).

•	Non-GAAP income from continuing operations, as defined below, decreased by 7.7% year-over-year to RMB72.5 million (US$10.6 million).

•	Diluted earnings from continuing operations per ADS* was RMB0.11 (US$0.02).

•	Non-GAAP diluted earnings from continuing operations per ADS*, as defined below, decreased by 7.7% year-over-year to RMB2.74 (US$0.40).

*	One American Depositary Share (“ADS”) = 10 ordinary shares

See “Non-GAAP Measure Disclosures” below, where the impact of certain items on reported results is discussed.

“While we remain confident in the fundamentals of the Company and its prospects in the longer term, we were recently affected on several fronts,” commented Mr. Xiaodong Wu, Chairman and Chief Executive Officer of the Company. “Our ECLIA customers, mainly distributors, have reduced their inventory level during the past months in anticipation of a price reduction on our ECLIA reagent kits due to increasing market competition. We have reduced the selling price on our ECLIA reagent kits from September 2009 to maintain our competitiveness. Besides, we launched our SPR-based analysis system to our existing FISH hospital customers in April 2009 but the progress of the placement of our analysis system with hospitals was significantly affected because the attention of our senior management was significantly diverted to the internal investigation since April 2009. Nevertheless, we expect to deliver our analysis system to some hospitals in October 2009 and will commence the training for hospital personnel on the use of our analysis system for HPV testing. We expect to generate revenue from the sale of our HPV chips used with our analysis system in January 2010.”

1Q FY2009 Unaudited Financial Results

The Company reported revenues from continuing operations of RMB209.0 million (US$30.6 million) for 1Q FY2009, representing a 28.9% increase from the corresponding period of FY2008.

The Company’s revenues from continuing operations are currently generated from two product lines, ECLIA diagnostic systems and FISH diagnostic systems.

ECLIA system sales for 1Q FY2009 were RMB110.5 million (US$16.2 million), representing a 1.1% decrease from the corresponding period of FY2008. The year-over-year decrease in the ECLIA system sales was primarily due to the attention of the Company’s senior management and certain sales personnel significantly diverted to the independent internal investigation and the decrease in inventory level of customers in anticipation of a price reduction on the ECLIA reagent kits.

FISH system sales for 1Q FY2009 were RMB98.5 million (US$14.4 million), representing a 95.6% increase from the corresponding period of FY2008. The strong year-over-year growth in the FISH system sales was primarily due to significant increase in sales of FISH probes to hospitals as a result of increase in new hospital customers and the increased usage of the Company’s FISH probes by existing hospital customers.

Gross margin increased to 74.7% for 1Q FY2009 as compared to 68.4% for the corresponding period of FY2008. The increase in gross margin was primarily due to the change in revenue mix where almost all revenues were from recurring sales of higher margin ECLIA reagent kits and FISH probes in 1Q FY2009.

Research and development expenses were RMB11.7 million (US$1.7 million) for 1Q FY2009, representing a 90.7% year-over-year increase. The increase was primarily due to the development of new ECLIA reagent kits, FISH probes and SPR-based chips.

Sales and marketing expenses were RMB13.4 million (US$2.0 million) for 1Q FY2009, representing an 18.8% year-over-year increase. The increase was primarily due to the continued expansion of the direct sales force for FISH system sales and increased product promotional activities.

General and administrative expenses were RMB74.4 million (US$10.9 million) for 1Q FY2009, representing a significant year-over-year increase. The increase was primarily due to the costs of the independent internal investigation and amortization of acquired intangible assets in connection with the acquisition of the SPR technology in December 2008.

Interest expense of convertible notes was RMB35.4 million (US$5.2 million) for 1Q FY2009, representing a significant year-over-year increase. The increase was primarily due to the issuance of US$276.0 million convertible notes in August 2008. The Company’s outstanding convertible notes of US$150.0 million and US$276.0 million bear interest at 3.5% and 4.0% per annum, respectively and will mature in November 2011 and August 2013, respectively. Due to the adoption of the FASB Staff Position No APB14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB14-1”) on April 1, 2009, the Company recorded additional non-cash interest expense of RMB7.6 million (US$1.1 million) for the US$150.0 million convertible notes in 1Q FY2009. The Company also made an adjustment related to these convertible notes for the corresponding period of FY2008 by increasing non-cash interest expense by RMB7.2 million to adopt FSP APB14-1 retrospectively in accordance with GAAP. This new guidance does not apply to the US$276.0 million convertible notes.

Interest expense of amortization of convertible notes issuance costs of RMB4.4 million (US$0.6 million) for 1Q FY2009, representing a significant year-over-year increase. The increase was primarily due to the issuance of US$276.0 million convertible notes in August 2008.

Income tax expense was RMB16.9 million (US$2.5 million) for 1Q FY2009. The high effective tax rate was primarily due to certain expenses of the Company such as amortization of acquired intangible assets, stock compensation expense and interest expense of convertible notes were not deductible for income tax computation in the PRC and the accrual for withholding income tax on distributable earnings generated during the quarter in the PRC.

Income from continuing operations was RMB2.9 million (US$0.4 million) for 1Q FY2009, representing a 92.8% decrease from the corresponding period of FY2008.

Net income was RMB2.9 million (US$0.4 million) for 1Q FY2009, representing a 96.0% year-over-year decrease.

Non-GAAP income from continuing operations excluding stock compensation expense, amortization of acquired intangible assets and non-cash interest expense of convertible notes arising from the adoption of FSP APB14-1 was RMB72.5 million (US$10.6 million) for 1Q FY2009, representing a 7.7% decrease from the corresponding period of FY2008.

Stock compensation expense for 1Q FY2009 was RMB12.2 million (US$1.8 million), of which RMB2.1 million was allocated to research and development expenses and RMB10.1 million to general and administrative expenses.

Amortization of acquired intangible assets for 1Q FY2009 was RMB49.8 million (US$7.3 million), of which RMB22.4 million was allocated to cost of revenues and RMB27.4 million to general and administrative expenses.

As of June 30, 2009, the Company’s cash balance was RMB1,547.5 million (US$226.6 million). Net operating cash flow for 1Q FY2009 was RMB94.3 million (US$13.8 million).

As of June 30, 2009, the Company’s net accounts receivable was RMB346.9 million (US$50.8 million), representing an increase of 1.1% from the balance at March 31, 2009.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB6.8302 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of Tuesday, June 30, 2009.

Outlook for 2Q FY2009

Due to the uncertainties relating to various aspects of the Company’s businesses, the Company is only able to provide the target revenues from continuing operations for the second fiscal quarter ending September 30, 2009 (“2Q FY2009”). The target revenues from continuing operations for 2Q FY2009 range from RMB165.0 million (US$24.2 million) to RMB180.0 million (US$26.4 million).

The above targets are based on the Company’s current views on the operating and marketing conditions, which are subject to change.

New Management Appointment

The nomination committee and the board of directors of the Company have approved the promotion of Mr. Charles Zhu to the position of Senior Vice President – Operations effective October 1, 2009. Mr. Zhu has been working as Vice President – Business Development of the Company since January 2005 and successfully helped the Company identify and acquire the FISH technology in early 2007. Mr. Zhu and our management team have built up the FISH business over the past two years, which has become a major growth driver of the Company and led the Company to enter the fast growing molecular diagnostic sector in the PRC.

Non-GAAP Measure Disclosures

To supplement its consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses non-GAAP measures of income from continuing operations and earnings from continuing operations per ADS, which are adjusted from the results based on GAAP to exclude the impact of stock compensation expense, amortization of acquired intangible assets and non-cash interest expense of convertible notes arising from the adoption of FSP APB14-1. Non-GAAP financial measures are used by the Company in their financial and operating decision-making because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparison. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company’s management also believes the non-GAAP financial measures are useful for itself and investors because it makes more meaningful comparisons of the Company’s current results of operations to those of prior periods.

The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this earnings announcement.

Conference Call

The Company’s management team will host a conference call at 8:00a.m. U.S. Eastern Time on September 1, 2009 (or 8:00p.m. Beijing/Hong Kong time on the same date) to discuss the results following this earnings announcement.

The dial-in details for the live conference call are as follows:

•	U.S. Toll Free Number 1-800-291-9234

•	International dial-in number 1-617-614-3923

Passcode CMEDCALL

A live webcast of the conference call will be available on http://ir.chinameditech.com.

A replay of this webcast will be available for one month on this website.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00a.m. U.S. Eastern Time on September 2, 2009.

The dial-in details for the replay are as follows:

•	U.S. Toll Free Number 1-888-286-8010

•	International dial in numbers 1-617-801-6888

Passcode 92901366

About China Medical Technologies, Inc.

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products using Enhanced Chemiluminescence (ECLIA) technology, Fluorescent in situ Hybridization (FISH) technology and Surface Plasmon Resonance (SPR) technology to detect and monitor various diseases and disorders. For more information, please visit http://www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release, the Company’s strategic operational plans, as well as our outlook for 2Q FY2009, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Sam Tsang and Winnie Yam

Tel: 852-2511-9808

Email: IR@chinameditech.com

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of
	March 31, 2009	March 31, 2009	June 30, 2009
	RMB As previously reported	RMB As adjusted (2)	RMB	US$
	(in thousands)
Assets
Current assets
Cash and cash equivalents	1,456,410	1,456,410	1,547,533	226,572
Trade accounts receivable, net	343,037	343,037	346,854	50,782
Inventories	16,932	16,932	20,467	2,997
Prepayments and other receivables	20,425	20,425	25,301	3,704
Due from a related party	204,987	204,987	204,906	30,000

Total current assets	2,041,791	2,041,791	2,145,061	314,055

Property, plant and equipment, net	169,422	169,422	166,791	24,420
Land use rights	7,239	7,239	7,192	1,053
Goodwill	8,654	8,654	8,654	1,267
Intangible assets, net (1)	3,487,474	3,487,474	3,436,451	503,126
Convertible notes issuance costs (2)	68,596	65,816	61,409	8,991

Total assets	5,783,176	5,780,396	5,825,558	852,912

Liabilities
Current liabilities
Trade accounts payable	27,863	27,863	29,933	4,382
Accrued liabilities and other payables	999,083	999,083	1,023,296	149,820
Income taxes payable	77,112	77,112	68,168	9,980

Total current liabilities	1,104,058	1,104,058	1,121,397	164,182

Convertible notes (2)	2,910,815	2,826,348	2,832,852	414,754
Deferred income taxes	29,898	29,898	36,329	5,319

Total liabilities	4,044,771	3,960,304	3,990,578	584,255

Shareholders’ equity
Ordinary shares US$0.1 par value: 500,000,000 authorized; 321,066,661 issued and outstanding as of March 31, 2009 and June 30, 2009	257,738	257,738	257,738	37,735
Additional paid-in capital (2)	544,178	709,949	722,106	105,723
Accumulated other comprehensive loss (2)	(51,946)	(69,957)	(70,173)	(10,274)
Retained earnings (1) (2)	988,435	922,362	925,309	135,473

Total shareholders’ equity	1,738,405	1,820,092	1,834,980	268,657

Total liabilities and shareholders’ equity	5,783,176	5,780,396	5,825,558	852,912

Notes:

(1)	The Company has performed a preliminary purchase price allocation after the completion of the SPR acquisition in December 2008. The Company will finalize the purchase price allocation as soon as practicable.
(2)	As a result of the adoption of FSP APB14-1, the Company adjusted relevant numbers in the unaudited condensed consolidated balance sheet as of March 31, 2009 retrospectively in accordance with GAAP.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended
	June 30, 2008	June 30, 2008	June 30, 2009
	RMB As previously reported	RMB As adjusted (5)	RMB	US$
	(in thousands except for per ADS information)
Revenues, net (1)	162,052	162,052	208,957	30,593
Cost of revenues	(51,270)	(51,270)	(52,872)	(7,741)

Gross profit	110,782	110,782	156,085	22,852
Operating expenses:
Research and development	(6,138)	(6,138)	(11,703)	(1,713)
Sales and marketing	(11,285)	(11,285)	(13,411)	(1,964)
General and administrative (3)	(24,780)	(24,780)	(74,366)	(10,888)

Total operating expenses	(42,203)	(42,203)	(99,480)	(14,565)

Operating income	68,579	68,579	56,605	8,287
Other income	—	—	300	44
Interest income	3,997	3,997	2,773	406
Interest expense – convertible notes (5)	(9,132)	(16,285)	(35,432)	(5,187)
Interest expense – amortization of convertible notes issuance costs (5)	(1,851)	(1,585)	(4,380)	(641)
Interest expense – other	(1,145)	(1,145)	—	—

Income before income tax	60,448	53,561	19,866	2,909
Income tax expense	(12,561)	(12,561)	(16,919)	(2,478)

Income from continuing operations	47,887	41,000	2,947	431
Income from discontinued operation (2)	32,377	32,377	—	—

Net income	80,264	73,377	2,947	431

Earnings from continuing operations per ADS – basic	1.82	1.56	0.11	0.02

– diluted (4)	1.81	1.55	0.11	0.02

Earnings from discontinued operation per ADS – basic	1.23	1.23	N/A	N/A

– diluted (4)	1.22	1.22	N/A	N/A

Weighted average number of ADS – basic	26,242,974	26,242,974	26,324,842	26,324,842

– diluted (4)	26,461,885	26,461,885	26,438,076	26,438,076

Notes:

		RMB’000	RMB’000	RMB’000	US$’000
(1)	Revenues
	- ECLIA	111,718	111,718	110,491	16,177
	- FISH	50,334	50,334	98,466	14,416

		162,052	162,052	208,957	30,593

		RMB’000	RMB’000	RMB’000	US$’000
(2)	Income from discontinued operation
	- Revenue from HIFU business	64,707	64,707	—	—

	- Income from HIFU business	32,377	32,377	—	—

(3)	The Company has performed a preliminary purchase price allocation after the completion of the SPR acquisition in December 2008. The Company will finalize the purchase price allocation as soon as practicable.
(4)	In computing diluted earnings from continuing operations per ADS, interest expense and amortization in connection with convertible notes were not added back in computing diluted earnings from continuing operations per ADS because they were anti-dilutive.
(5)	As a result of the adoption of FSP APB14-1, the Company adjusted relevant numbers in the unaudited condensed consolidated statement of income for the three months ended June 30, 2008 retrospectively in accordance with GAAP.

China Medical Technologies, Inc.

Reconciliations of Non-GAAP Income from Continuing Operations to GAAP

Income from Continuing Operations

	For the Three Months Ended
	June 30, 2008	June 30, 2008	June 30, 2009
	RMB	RMB	RMB	US$
	As previously reported	As adjusted (3)
	(in thousands except for per ADS information)
GAAP income from continuing operations	47,887	41,000	2,947	431
Adjustments:
Stock compensation expense	7,694	7,694	12,157	1,780
Amortization of acquired intangible assets (1)	22,732	22,732	49,807	7,292
Non-cash interest expense of convertible notes arising from the adoption of APB14-1 (3)	—	7,153	7,620	1,116

Non-GAAP income from continuing operations	78,313	78,579	72,531	10,619

GAAP earnings from continuing operations per ADS
- basic	1.82	1.56	0.11	0.02

- diluted	1.81	1.55	0.11	0.02

Non-GAAP earnings from continuing operations per ADS
- basic	2.98	2.99	2.76	0.40

- diluted (2)	2.96	2.97	2.74	0.40

Weighted average number of ADS
- basic	26,242,974	26,242,974	26,324,842	26,324,842

- diluted (2)	26,461,885	26,461,885	26,438,076	26,438,076

Notes:

(1)	The Company has performed a preliminary purchase price allocation after the completion of the SPR acquisition in December 2008. The Company will finalize the purchase price allocation as soon as practicable.
(2)	In computing diluted non-GAAP earnings from continuing operations per ADS, interest expense and amortization in connection with convertible notes were not added back in computing diluted non-GAAP earnings from continuing operations per ADS because they were anti-dilutive.
(3)	As a result of the adoption of FSP APB14-1, the Company adjusted relevant numbers in the reconciliation of non-GAAP income from continuing operations to GAAP income from continuing operations for the three months ended June 30, 2008 retrospectively in accordance with GAAP.